[redacted]

BP 2/15

SE 08025885 MMISSION

SEC
Mail Processing
Section

FEB 13 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riviere Jenison Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 SouthCapital of Texas Hwy., Bldg. #2 Suite 120
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Slais 512-732-0701 x 23
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

515 Congress Ave., Suite 1212 (Address) Austin (City) Texas (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/21

OATH OR AFFIRMATION

I, John R. Slais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riviere Jenison Securities Ltd., as of 12 / 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director/CFO

Title

SHIRLEY F. JOHNSON NOTARY PUBLIC STATE OF TEXAS EXPIRES 8-23-2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riviere Jenison Securities Ltd.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

For the Years Ended December 31, 2007 and 2006

Riviere Jenison Securities Ltd.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Loss	3
Statements of Changes in Partnership Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information	
Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Schedule I: Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c-3-1	11
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Partners of
Riviere Jenison Securities Ltd.

We have audited the accompanying statements of financial condition of Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) as of December 31, 2007 and 2006, and the related statements of loss, changes in partnership capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviere Jenison Securities Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

February 1, 2008
Austin, Texas

Financial Statements

Riviere Jenison Securities Ltd.

Statements of Financial Condition

December 31, 2007 and 2006

ASSETS

	2007	2006
Cash, including restricted amount of $25,000	$ 30,442	$ 26,838
Accounts receivable	-	632
Other assets	46,955	57,047
TOTAL ASSETS	$ 77,397	$ 84,517

LIABILITIES AND PARTNERSHIP CAPITAL

	2007	2006
LIABILITIES		
Accounts payable	$ -	$ 70
PARTNERSHIP CAPITAL	77,397	84,447
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 77,397	$ 84,517

Notes to financial statements form an integral part of these statements.

Riviere Jenison Securities Ltd.

Statements of Loss

For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES	$ 913,152	$ 1,586,123
EXPENSES		
Regulatory fees	7,105	3,373
Salaries and wages	91,426	544,476
Accounting	9,000	14,020
Analytics and structure fees	36,000	121,106
Travel and entertainment	84,168	178,291
Office rent	51,326	43,873
Leased equipment	55,590	72,641
Health insurance	57,616	43,358
Telephone	9,387	10,523
Payroll taxes	8,037	24,483
Commissions	475,475	467,917
Repairs and services	2,618	406
Insurance	6,321	6,609
Office expenses	10,565	21,335
Legal fees	-	20,178
Marketing and seminars	5,040	64,000
News services	891	22,678
Clearing charges	93	9,558
Bank fees & charges	160	205
Management Fee	68,678	-
Other expenses	15,706	14,059
Total Expenses	995,202	1,683,089
NET LOSS	$ (82,050)	$ (96,966)

Notes to financial statements form an integral part of these statements.

Riviere Jenison Securities Ltd.

Statements of Changes in Partnership Capital

For the Years Ended December 31, 2007 and 2006

	General Partner	Limited Partner	Total
Balance at December 31, 2005	$ 250	$ 24,623	$ 24,873
Net loss	(970)	(95,996)	(96,966)
Capital contributions	1,565	154,975	156,540
Balance at December 31, 2006	845	83,602	84,447
Net loss	**(821)**	**(81,229)**	**(82,050)**
Capital contributions	**750**	**74,250**	**75,000**
Balance at December 31, 2007	**$ 774**	**$ 76,623**	**$ 77,397**

Notes to financial statements form an integral part of these statements.

Riviere Jenison Securities Ltd.

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (82,050)	$ (96,966)
Changes in assets and liabilities		
Decrease (increase) in accounts receivable	632	(632)
Decrease (increase) in other assets	10,092	(52,277)
(Decrease) increase in accounts payable	(70)	(6,142)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(71,396)	(156,017)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from partners	75,000	156,540
NET INCREASE IN CASH	3,604	523
CASH AT BEGINNING OF YEAR	26,838	26,315
CASH AT END OF YEAR	$ 30,442	$ 26,838

Notes to financial statements form an integral part of these statements.

Notes to Financial Statements

Riviere Jenison Securities Ltd.

Notes to Financial Statements

December 31, 2007 and 2006

Note 1: Organization and Significant Accounting Policies

Organization and Operations

Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) conducts its business as a registered securities broker-dealer. The purpose of the Partnership is to act as a broker-dealer primarily in asset–backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker-dealer, First Southwest Company (FSWC), who will carry such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with FSWC. The clearing agreement is for an additional year indefinitely. Riviere Financial Group, Inc., the General Partner, pays the majority of expenses for the Partnership except for those paid to regulatory authorities.

Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when all of the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined and collectibility is reasonably assured.

The Partnership had securities transactions in the amount of $0 in 2007 and $551,063 in 2006.

Income Taxes

As a limited partnership, a provision for income taxes is not made in the accounts of the Partnership since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Note 1: Organization and Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying amounts of cash approximate fair value because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of the Partnership's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Statement of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand, including restricted cash held with the Partnership's clearing broker.

Note 2: Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Partnership had net capital of $30,442 and $26,768, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .000 to 1 at December 31, 2007, and .003 to 1 at December 31, 2006.

Note 3: Commitment and Contingencies

Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

Note 4: Related Parties

An agreement between the General Partner and the Partnership was entered into in which the General Partner agrees to pay any normal reccurring overhead the Partnership submits for payment. Additionally, the General Partner will bill certain fees to the Partnership including, but not limited to, structure fees and management fees for services provided. Total fees billed were $911,166 and $1,669,954 for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, respectively the Partnership had overpaid the General Partner by $42,069 and $52,282 which was included in other assets.

Note 5: Partnership Agreement

Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or loss. Under the Partnership agreement, at any time, the General Partner may determine that additional contributions of cash or property are desirable. Within ten days following the receipt of notice from the General Partner, each Limited Partner may contribute cash or property to the Partnership as a "Voluntary Capital Contribution" on the terms and subject to the conditions set forth in the notice from the General Partner. All such additional voluntary capital contributions shall be requested in proportion to the then percentage interests of the partners of the Partnership.

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partner's prior written consent or upon the dissolution, withdrawal or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

Supplemental Information

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners of
Riviere Jenison Securities Ltd.
Austin, Texas

We have audited the accompanying financial statements of Riviere Jenison Securities Ltd. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 1, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

February 1, 2008
Austin, Texas

AUSTIN · SAN ANTONIO

515 Congress Avenue, Suite 1212 · Austin, Texas 78701 · P 512.476.0717 · F 512.476.0462 · www.padgett-cpa.com

Riviere Jenison Securities Ltd.

Schedule I

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c-3-1

December 31, 2007

TOTAL PARTNERSHIP CAPITAL	
Partnership capital, as reported on the statement of financial condition	$ 77,397
Nonallowable assets	
Other assets	(46,955)
Net Partnership Capital	$ 30,442
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from statement of financial condition	$ -
Less - Items excluded from aggregate indebtedness	-
Total Aggregate Indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6⅔% of total aggregated indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRED MINIMUM	$ 25,442
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	.000 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

See auditors' report on supplemental information.

Riviere Jenison Securities Ltd.

Schedule II

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all of the accounts of customers.

During the year ended December 31, 2007, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

See auditors' report on supplemental information.

Report on Internal Control Structure

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners of
Riviere Jenison Securities Ltd.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the partners of Riviere Jenison Securities Ltd., the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co., L.L.P.

February 1, 2008
Austin, Texas

END